Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
May 3, 2018
VIA E-MAIL AND EDGAR
Mr. Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549
Re:
SandRidge Energy, Inc. (the "Company")
Preliminary Proxy Statement on Schedule 14A
Filed April 24, 2018 by Carl Icahn, Icahn Partners LP et. al (collectively, the "Filing Persons")
File No. 1-33784 (the "Preliminary Proxy Statement")

Dear Mr. Hindin:
On behalf of the Filings Persons, set forth below are responses to the comments (the "Comments") of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") set forth in the Staff's letter of April 30, 2018 (the "Comment Letter") with respect to the Preliminary Proxy Statement. Simultaneously with the delivery of this response letter, the Filing Person have electronically transmitted Amendment No. 1 to the Preliminary Proxy Statement (the "Amendment") for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the Comments set forth in the Comment Letter. To facilitate the Staff's review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Preliminary Proxy Statement. Our responses to the Staff's comments are indicated below, directly following a restatement of each Comment in bold type.
Preliminary Proxy Statement
1.
Staff Comment. We note the statement that "[a]ccording to SandRidge's Preliminary Proxy Statement…and…Restated Certificate of Incorporation, the election of the Nominees requires the affirmative vote of a plurality of the votes cast by the holders of Common Stock at a meeting at which a quorum is present in person or represented by proxy." It is our understanding that Section 5.2 of the Company's Amended and Restated Certificate of Incorporation provides that the required vote for electing directors in a contested election is the vote of a plurality of the shares represented in person or by proxy at the meeting and entitled to vote on the election of directors. Please revise accordingly. Refer to Item 21 of Schedule 14A.

Response. The Filing Persons acknowledge the Staff's comment and in response have revised the disclosure in the Amendment.
2.
Staff Comment. We note the statement under this caption that "[i]n addition, according to the Company's own disclosure, the Board purportedly adopted the Poison Pill to protect the shareholders right to vote on the Merger…[s]ince the Merger Agreement…has been terminated, the Poison Pill is no longer needed and should not be extended." Based on the Company's press release filed as an exhibit to its Current Report on Form 8-K dated November 27, 2017, it appears that the Company adopted the shareholder rights plan not only to protect the referenced right to vote on the Merger but for other reasons described in the press release as well, including "to deter the acquisition of actual, de facto or negative control of the Company by any person or group without appropriately compensating its shareholders for such control." Please revise the disclosure to remove the implication that the rationale cited in the Participants' proxy statement was the only reason for the Board's adoption of the shareholder rights plan.

Response. The Filing Persons respectfully advise the Staff that substantially all of the disclosure contained in the November 27, 2017 press release is focused on the adoption of the Poison Pill in connection with the Bonanza Creek transaction. In fact, the Filing Persons note that the sole quote from the Company's then-Chairman in such press release provides: "[t]oday's actions are designed to protect the interests of all of our shareholders and preserve their ability to fully consider all information related to the proposed Bonanza Creek merger — including information which will be included in our proxy materials — and vote as they see fit." Moreover, the press release states that the Poison Pill was "designed to protect our shareholders' right to vote, on a fully informed basis, on the proposal to approve the issuance of the Company's common stock in connection with the proposed merger with Bonanza Creek…." However, the Filing Persons acknowledge the Staff's comment and in response have revised the disclosure in the Amendment to clarify that, while the Filing Persons believe the primary purpose for the adoption of the Poison Pill was to protect the Bonanza Creek transaction, the Company's press release did reference other stated motivations for the adoption thereof.
3.
Staff Comment. We note the statement under this caption that "[t]he Participants believe the original Poison Pill was much broader than other shareholder rights plans and contained ambiguous language that could interfere with communication between Shareholders and may have been unenforceable under Delaware law." With a view towards revised disclosure, please provide support for this statement.

Response. The Filing Persons respectfully submit to the Staff that the original Poison Pill included ambiguous language which would be triggered upon shareholders "acting in concert" – this term was extremely broadly defined and therefore permissible shareholder communications were extremely unclear. Independent commentators at prominent law firms have acknowledged the ambiguity, and attendant risk to shareholders, of "acting in concert" provisions. See Ronald Orol, Icahn Helps Shift the Lines of Defense: How SandRidge may have helped change the structure and use of poison pills, The Deal (February 01, 2018) wherein David Katz of Wachtell, Lipton, Rosen & Katz, states "[ambiguity] is not a good idea" when it comes to the acting in concert provision. The Filing Persons also respectfully submit that provisions of this nature have often been met with shareholder opposition for many of the reasons identified by the Filing Persons. Indeed, as in the present case, when shareholders of Barnes & Noble challenged a similar "acting in concert" provision in a rights plan, Barnes & Noble amended the rights plan to remove the relevant provision prior to the judge's ruling. In upholding the amended plan, the Barnes & Noble court held that "as amended, the definition of beneficial ownership ... is no different than the language that has been incorporated into countless rights plans since [1985]" (emphasis added). See Yucaipa Am. All. Fund II, L.P. v. Riggio, 1 A.3d 310, 339, 341 (Del. Ch. 2010) aff'd, 15 A.3d 218 (Del. 2011).

4
Staff Comment. We note the statement under this caption that "[d]espite the Icahn Participants' multiple communications regarding the Poison Pill, the Board and the Company did not amend the Poison Pill or clarify the language in question until the Icahn Participants threatened to bring a lawsuit on behalf of all stockholders." Based on the disclosure contained in the section entitled "Background to the Solicitation" and in the Company's Current Report on Form 8-K filed on December 11, 2017, it appears that:

•
The Icahn Participants first made the request for clarification through a letter to the Board of Directors on November 30, 2017, where they raised "several questions regarding the parameters of the Poison Pill" (see the "Background to the Solicitation");

•	Counsel to the Company responded on December 8, 2017 to provide the requested clarity on the terms of the shareholder rights plan (as noted in the "Background to the Solicitation");
•	The Company noted that certain specific actions would not trigger the shareholder rights plan (as noted in the referenced Form 8-K)
•	On December 9, 2017, counsel to the Icahn Group sought further clarity from the Company (as noted in the "Background to the Solicitation");
•
On December 12, 2017, the Company responded by confirming that "subject to compliance by the Participants with certain laws and the Company's constituent documents, none of the actions outlined in the Icahn Participants' November 30 letter would trigger the Poison Pill" (as noted in the "Background to the Solicitation"); and

•
On January 9, 2018, the Icahn Participants delivered a letter to the Board calling for the termination of the Poison Pill and later that day, the Company issued a press release responding to the Icahn Participants' letter (as noted in the "Background to the Solicitation").

Based on above, it appears that the Company did appear to respond to requests from the Participants to clarify the language in question prior to the threat of a lawsuit. Please advise or revise accordingly.
Response. The Filing Persons respectfully submit to the Staff that, while the Company did respond to the questions posed by the Filing Persons, the responses were caveated and therefore did not provide sufficient comfort to the Filing Persons given the extremely significant consequences to the Filing Persons (and other stockholders of the Company) if the Poison Pill was triggered. The Filing Persons respectfully submit that it was not until the Filing Persons threatened litigation that the Company amended the terms of the Poison Pill to delete the "acting in concert" language that was most concerning to the Filing Persons.
5.	Staff Comment. The following statement appears to impugn the character, integrity and personal reputation of the Board without adequate factual foundation:
•
 "The Participants believe the proposal to ratify and extend the Poison Pill is part of the Board's continued attempts to entrench itself and stifle the voices of Shareholders while pursuing potentially self-serving and value-destructive policies."

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Participants do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the Participants are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.
Response. The Filing Persons respectfully submit to the Staff that the statements cited by the Staff are compliant with Rule 14a-9. As noted above, the Filing Persons believe, based on the Company's public disclosure, that the primary purpose of the adoption of the Poison Pill was to protect the Bonanza Creek transaction. Given the termination of the Bonanza Creek transaction, the Filing Persons believe that the Board's recommendation to extend the Poison Pill, particularly in light of the proxy contest, is being made to protect the Board and management rather than the interests of stockholders. However, the Filing Persons acknowledge the Staff's comment and have revised the disclosure in the Amendment.
6.
Staff Comment. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following statements and/or revise accordingly:

•
 "As part of the emergence from bankruptcy…the Board failed to adequately address the former chief executive officer's employment agreement such that, following his termination, the Company was required to pay him outsized severance…" In addition to providing support for such statement, please also consider the accuracy of such statement given that disclosure in the Company's proxy statement appears to indicate that the employment agreement with the Company's former chief executive officer James Bennett was assumed pursuant to a plan of reorganization, which was approved by substantial majorities of the Company's creditors and confirmed by the Bankruptcy Court prior to the appointment of the Company's Board. Based on above, it appears that the incumbent directors were not in a position to address the terms of Mr. Bennett's employment agreement.

•
"Moreover, since emerging from bankruptcy, the Company has not realigned its executives' compensation with stockholder interests, continuing to provide outsized compensation for the same executives who previously steered the Company into bankruptcy." Please provide support for the clam that the compensation is outsize, e.g. as compared to the Company's peer group for executive compensation.

Response: The Filing Persons acknowledge the Staff's comment and in response have revised the disclosure in the Amendment. As an initial matter, the Filing Persons respectfully advise the Staff that the former chief executive officer's base salary for 2017, after the Company emerged from bankruptcy (which bankruptcy filing occurred under the former chief executive officer's leadership), exceeded the 90th percentile of SandRidge's peer group companies notwithstanding that the size, scale of complexity of many of the peer companies are far greater than the Company. The Filing Persons also respectfully submit that while the former chief executive officer's employment agreement was assumed by the Company in connection with its bankruptcy case, the Filing Persons believe that the current board failed to explore a number of possible options that may have mitigated the outsized severance payment under the employment agreement. For example, there is no indication that the Board sought to renegotiate the former chief executive officer's employment agreement to bring his compensation more in line with the Company's peer group. Further, there is no indication that the current board explored in any meaningful way whether the chief executive officer's conduct (particularly in connection with SandRidge's bankruptcy and the failed Bonanza Creek transaction) would justify a termination for cause, thereby avoiding any severance obligation. Finally, the board could have delayed the without cause termination for a matter of months until after the change in control severance period had expired, which would have significantly reduced the Company's severance obligation.
7.	Staff Comment. We remind the Participants of their obligations under Exchange Act Rule 14a-6(e)(1) with respect to the proxy card.
Response. The Filing Persons acknowledge the Staff's comment and Rule 14a-6(e)(1) and have revised the proxy card in the Amendment.

If you have any questions regarding this letter, please contact the undersigned at (212) 702-4331.

Very truly yours,

/s/ Jesse Lynn
Jesse Lynn